Exhibit 99.2

GDS HOLDINGS LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22, 2017

Dear Shareholders,

Notice is hereby given that GDS Holdings Limited, a Cayman Islands company (the “Company”), will hold an extraordinary general meeting of shareholders (the “Meeting”) at the Company’s Shanghai Offices at 2/F, Building 2, You You Century Plaza, No. 428 Yanggao Road, Pudong, Shanghai, China at 9:30 a.m., local time, on December 22, 2017 for the following purposes:

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

1.                     that the Board of Directors of the Company be authorized to allot or issue, in the 12-month period from the date of the Meeting, ordinary shares or other equity or equity-linked securities of the Company up to an aggregate twenty per cent. (20%) of its existing issued share capital of the Company at the date of the Meeting, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options that have been granted by the Company); and

2.                     that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

You can find more information about the agenda in the attached proxy statement.

The Board of Directors of the Company has fixed the close of business on November 24, 2017 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof.  Accordingly, only shareholders registered in the register of members (the “ROM”) of the Company at the close of business on November 24, 2017 are entitled to attend and vote at this meeting or at any adjournment that may take place.  The share register of the Company will not be closed.  Holders of the Company’s American depositary shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

We cordially invite all shareholders of the Company to attend the Meeting in person.  However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder.  A proxy need not be a shareholder of the Company.  Any representative of a corporate shareholder attending the Meeting would need to produce a letter / board resolutions showing the authorization to represent such shareholder to the Company.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions.  To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of Cathy Zhang, Legal Counsel, GDS Holdings Limited, East Unit, South Tower, 5th Floor, 1st Building, No. 20, Lane 91, E Shan Road, Pudong, Shanghai 200127, P.R.C., +86-21-51186944, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned meeting.  Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event the proxy shall be deemed to be revoked.

The Notice of the Extraordinary General Meeting of Shareholders, the Proxy Card and the Proxy Statement are also available through our website at http://investors.gds-services.com.

By Order of the Board of Directors,

William Huang Wei
Chairman of the Board and
Chief Executive Officer